UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

3 June 2003

Barclays PLC and
Barclays Bank PLC
 (Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F[X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
BARCLAYS PLC PRE-CLOSE BRIEFING

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Signatures
Pre-Close Briefing

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: June 3, 2003	By: /s/ Simon Pordage

Simon Pordage Assistant Secretary

BARCLAYS BANK PLC (Registrant)

Date: June 3, 2003	By: /s/ Simon Pordage

Simon Pordage Assistant Secretary

3rd June 2003

BARCLAYS PLC
PRE-CLOSE BRIEFING

Barclays PLC (“Barclays”) will be meeting analysts ahead of its close period for the half-year ending 30th June 2003.

The Group Finance Director’s briefing of analysts will be available as an audio webcast by the close of business on the 3rd June 2003 at: www.investorrelations.barclays.co.uk.

Key trends set out below, unless stated otherwise, relate to the three months to 31st March 2003, and are compared to the corresponding three months of 2002. The commentary refers to the ‘Further analysis of profit and loss account’ as disclosed in the 2002 Annual Report. Balance sheet comparisons, unless stated otherwise, relate to the corresponding position at 31st December 2002.

The closed life assurance activities will be reported separately within Barclays Private Clients in the 2003 Interim results.

The operating name of the credit card business acquired through the purchase of Providian UK, which completed in April 2002, is now Monument.

Matthew W. Barrett, Group Chief Executive, commented:

“Although the economic and political environment has remained challenging in 2003, the Group has made a confident and disciplined start to the year and our performance in the first quarter was solid.

We continue to maintain a strong focus both on short term performance and investment in the future.”

Individual Business Commentary

Personal Financial Services increased business volumes during the period, which more than offset the impact of lower average interest rates. Early signs of income momentum, combined with tight cost control and improved asset quality, are positive indicators of the ongoing transformation of this business.

Barclays Private Clients maintained a focus on managing costs aggressively to mitigate the sustained pressure on income consequent on the difficult environment in wealth management.

Barclaycard continued to perform strongly, with investment in the business remaining a key priority.

Business Banking continued its good performance with solid income growth, tight cost management and well controlled risk.

Barclays Africa had a strong start to 2003.

Barclays Capital had a confident start to 2003, sustaining the good performance in 2002. Business volumes recovered relative to the fourth quarter of 2002 with encouraging signs of the credit environment stabilising.

Barclays Global Investors had a good start to 2003 and continued, through new asset acquisition, to mitigate the impact of the further declines in global stock markets during the first quarter.

Performance Commentary

Operating profit in the three months to 31st March 2003 was maintained at a level comparable to the strong corresponding period in 2002.

Income

Operating income matched the strong levels of the corresponding period in 2002.

Net interest income was maintained at the level of the prior year period, with a good increase over the fourth quarter of 2002.

Net fees and commissions saw modest growth relative to the comparable period in 2002.

Dealing profits in the first quarter were lower than in the strong corresponding period and in line with the quarterly average for 2002. Dealing profits improved significantly relative to the fourth quarter of 2002 reflecting increased business volumes, particularly in credit related activities.

Other operating income, excluding income from the closed life assurance activities, rose strongly relative to the first quarter of 2002. Income from the closed life assurance activities fell, affected by the decline in the FTSE 100 Index.

Costs

The uncertain economic outlook necessitated continued tight management of costs, which were held flat in the first quarter of 2003 relative to the prior year period, despite the impact of additional pension costs.

Business as usual cost growth was largely attributable to the additional pensions charge and the impact of the acquisition of Monument. The increase was mitigated by the combination, during the fourth quarter of 2002, of Barclays and Canadian Imperial Bank of Commerce in the Caribbean (‘First Caribbean’) by which a business that had previously been consolidated became an associate.

Revenue related and strategic investment costs continued to be tightly controlled.

Barclays remains ahead of plan to achieve the targeted cost savings of £1 billion for the four year period ending 2003.

Provisions for bad and doubtful debts

Total provisions for the Group during the period were in line with the comparable period in 2002.

Provisions were lower in the period in Personal Financial Services and higher, although in line with expectation, in Barclaycard and Business Banking.

Barclays Capital observed encouraging signs during the first quarter of 2003 that the credit environment was stabilising. Barclays Capital provisions were significantly below the 2002 quarterly average although higher relative to the prior year period.

Other information

The restructuring charge for the first half of 2003 is expected to be somewhat ahead of that for the comparable period in 2002.

The Woolwich integration programme is expected to achieve the planned annualised pre tax synergies of £330m for 2003.

Woolwich integration costs and Woolwich fair value adjustments for the first half of 2003 are together expected to be broadly in line with those for the comparable period in 2002.

The tax charge for the half year is expected to be slightly below the standard rate of Corporation Tax.

Customer loans and advances (excluding trading balances) at the end of the first quarter amounted to £162 billion, up 3% since the year end. Customer liabilities (excluding trading balances) were £152 billion, up 5%. Weighted risk assets were £180 billion, up 4%.

The acquisition of the retail stockbroking business Charles Schwab Europe was completed on 31st January 2003. The business is being integrated with Barclays Stockbrokers, part of Barclays Private Clients.

On the 8th May 2003, Barclays announced that Barclays Bank SA had made an agreed offer to acquire Banco Zaragozano. The offer is subject to approval from the Bank of Spain and CNMV (the Spanish Securities Market Commission) and is conditional on shareholders controlling more than 75% of Banco Zaragozano accepting the offer. The transaction is expected to complete in July 2003.

Results timetable:

2003 interim results announcement: Ex dividend date: Dividend record date: Dividend payment date: 2003 full year pre close date: 2003 preliminary results announcement: 2004 Annual General Meeting:	Thursday 7th August 2003 Wednesday 13th August 2003 Friday 15th August 2003 Wednesday 1st October 2003 Tuesday 2nd December 2003 Thursday 12th February 2004 Thursday 29th April 2004

For further information please contact:

Investor Relations James S Johnson/Cathy Turner +44 (0) 20 7699 4525/3638	Media Relations Chris Tucker/Leigh Bruce +44 (0) 20 7699 3161/2658

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances, including but not limited to UK domestic and global economic and business conditions, market related risks such as changes in interest and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition a number of which are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements. A more detailed list of these factors is contained on pages pp124-125 of Barclays PLC Annual Report 2002 that is available on the Internet at www.investorrelations.barclays.co.uk/ivr/2002_annual_report. Any forward looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosure that Barclays may make in documents it files with the US Securities and Exchange Commission.

APPENDIX

ADDITIONAL INFORMATION ON BUSINESS PERFORMANCE

Additional detail to the Performance Commentary for income and costs is provided below.

Income

Operating income: Operating income matched the strong levels of the corresponding period in 2002.

The income environment in Barclays Private Clients remained difficult as client sentiment was affected by further declines in the FTSE 100 Index which fell by 8% or 330 points during the quarter (and by 32% or 1,660 points relative to the end of the first quarter of 2002). Barclays Capital secondary income, comprising net interest income and dealing profits, was lower than that generated by the strong performance of the first quarter of 2002, but improved significantly relative to the fourth quarter of 2002.

Net interest income: In Personal Financial Services, net interest income rose modestly on the corresponding period in 2002, and showed a marked upturn relative to the fourth quarter of 2002 reflecting the effects of balance recruitment during 2002. Customer assets maintained satisfactory progress, growing relative to the levels at the end of 2002. Ongoing selectivity in mortgages resulted in an increase in margins, and a market share of net new lending consistent with that of the fourth quarter of 2002. Customer liabilities maintained good growth, consequent on the continued success of Barclays branded savings, particularly in Openplan.

Net interest income at Barclays Private Clients fell versus the comparable period in 2002, largely reflecting the FirstCaribbean transaction. Barclaycard saw strong growth relative to the first quarter of 2002 although this partly reflected the inclusion of Monument. Extended credit balances at Barclaycard International grew strongly.

Business Banking net interest income was maintained at the level of the comparable period in 2002, with the benefit of loan and deposit volume growth being offset by the impact of lower deposit margins. Barclays Africa achieved good growth in net interest income. Barclays Capital net interest income was higher than the strong first quarter in 2002.

Net interest margins: In Personal Financial Services, net interest margins in the first quarter of 2003 strengthened versus the second half of 2002 although they were generally lower than in the prior year period. The consumer lending margin strengthened in the period but the savings margin was lower. Barclaycard business margins were broadly stable relative to the comparable period.

Business Banking lending margins were stable in the first quarter. Deposit margins weakened slightly.

Net fees and commissions: In Personal Financial Services, fees and commissions were broadly flat reflecting good growth in insurance income and improved income from fee based value added current accounts, offset by lower income from independent financial advice. Barclays Private Clients fees and commissions fell sharply, but stabilised relative to the fourth quarter of 2002.

Barclaycard experienced good fees and commissions growth. This was partly due to the impact of the acquisition of Monument, but it also reflected higher merchant transaction volumes and the continued expansion of Barclaycard International.

Business Banking achieved good growth in fees and commissions relative to the comparable period in 2002, benefiting from stronger lending related fees. Barclays Capital primary income, principally fees and commissions, achieved good growth in the period.

Barclays Global Investors fees and commissions grew reflecting strong new business volumes, moderated by currency effects and the significantly lower quarter on quarter average index levels. Assets under management at 31st March 2003 were £480 billion (31st December 2002: £462 billion).

Income from the closed life assurance activities will be disclosed separately within Barclays Private Clients in the 2003 Interim results. Income from the closed life assurance activities fell, affected by the decline in the FTSE 100 Index.

Costs

Personal Financial Services and Business Banking are the two businesses most impacted by the move to a pensions charge in 2003 from a pensions credit in 2002 and earlier years. Both businesses, excluding the pensions impact, continued to demonstrate stringent cost control.

Barclays Private Clients total costs fell, in part reflecting the effects of the reconfiguration of the Caribbean business which were partially offset by the impact of the Charles Schwab Europe acquisition. Costs remained tightly controlled based on action taken by management in response to the hostility of the environment during the quarter. This fully mitigated the impact of the pension charge.

Growth in costs in Barclaycard reflected the impact of ongoing investment in this business, in particular the acquisition of Monument and increased marketing spend.

Costs in Barclays Capital and in Barclays Global Investors continued to be tightly managed.